UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION1
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                         (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No.___)

                   MEDALLION FINANCIAL CORP.
                   -------------------------
                        (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 -----------------------------
                 (Title of Class of Securities)

                           583928106
                           ---------
                         (CUSIP Number)

                         March 27, 2003
                         --------------
    (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [x]  Rule 13d-1(b)

             [x]  Rule 13d-1(c)

             [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 583928106               SCHEDULE 13G                Page 2 of 8


 1   Name of Reporting Person                   JMP Asset Management LLC

     IRS Identification No. of Above Person                   94-3342119

 2   Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       Delaware

   NUMBER OF       5    Sole Voting Power                        498,000
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
   OWNED BY
     EACH          7    Sole Dispositive Power                   498,000
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each                 498,000
     Reporting Person

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                  [ ]

11   Percent of Class Represented by Amount in Row 9                2.7%

12   Type of Reporting Person                                         IA


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CUSIP No. 583928106               SCHEDULE 13G                Page 3 of 8


 1   Name of Reporting Person                           Joseph A. Jolson

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                         U.S.A.

   NUMBER OF       5    Sole Voting Power                        689,000
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
   OWNED BY
     EACH          7    Sole Dispositive Power                   689,000
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each                 689,000
     Reporting Person

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                  [ ]

11   Percent of Class Represented by Amount in Row 9                3.8%

12   Type of Reporting Person                                         IN

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CUSIP No. 583928106               SCHEDULE 13G                Page 4 of 8


Item 1(a).  Name of Issuer:

          Medallion Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          437 Madison Avenue New York, NY  10022

Item 2(a).  Names of Persons Filing:

          JMP Asset Management LLC; Joseph A. Jolson

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The business address of each reporting person is One Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, $).01 par value

Item 2(e).  CUSIP Number:

          583928106

Item 3. Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e) [x] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP No. 583928106               SCHEDULE 13G                Page 5 of 8



          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          JMP Asset Management LLC and Joseph A. Jolson are filing this
Schedule 13G because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on Items 5-9 and 11 of the cover page of this Schedule 13G (the "Securities"), JMP Asset Management LLC and Joseph A. Jolson have each, respectively, been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          JMP Asset Management LLC and Joseph A. Jolson are filing this
Schedule 13G because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on Items 5-9 and 11 of the cover page of this Schedule 13G (the "Securities"), JMP Asset Management LLC and Joseph A. Jolson have each, respectively, been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

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CUSIP No. 583928106               SCHEDULE 13G                Page 6 of 8



Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2003            JMP ASSET MANAGEMENT LLC



                                 By:______________/s/_____________
                                            Joseph A. Jolson
                                 Its: Manager


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2003

                                 _____________/s/______________
                                 JOSEPH A. JOLSON

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CUSIP No. 583928106               SCHEDULE 13G                Page 7 of 8




                                EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking              Page 9


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CUSIP No. 583928106               SCHEDULE 13G                Page 8 of 8




                                  EXHIBIT A

                          JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  April 7, 2003            JMP ASSET MANAGEMENT LLC



                                 By:______________/s/_____________
                                            Joseph A. Jolson
                                 Its: Manager


Dated:  April 7, 2003

                                 _____________/s/______________
                                 JOSEPH A. JOLSON